Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

February 14, 2022

The following changes were made in this Amendment:

Changes to Principals

Tom Montag – Removed

Lauren Mogensen –Removed

Amy Littman – Added

Alastair Borthwick - Added

Changes to Question 13B

Cboe Global Markets – Added to Execute or Trade section

Skandinaviska Enskilda Banken AB (publ) – Added to Custody, Clear or Settle section